Exhibit 14

Retractable Technologies, Inc.

Code of Business Conduct and Ethics

Introduction

Retractable Technologies, Inc. (“RTI” or the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) to set forth the Company’s standards and practices relating to the business ethics of its directors, officers, and employees (directors, officers, and employees are collectively referred to herein as “Covered Persons”). The Code is in addition to, and not in replacement of, other policies the Company may currently have in place. RTI has adopted this Code to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that RTI files with, or submits to, the United States Securities and Exchange Commission (“SEC”) and in other public communications made by RTI;
•	Compliance with applicable governmental laws, rules, and regulations as well as American Stock Exchange (“AMEX”) rules and regulations;
•	The prompt internal reporting of violations of the Code to appropriate RTI personnel; and
•	Accountability for adherence to the Code.

The effectiveness of this Code depends in part on the cooperation of all directors, officers, and employees in promptly disclosing to the designated persons within the Company any conduct believed to violate the standards described in this Code. To that end, the Company has established procedures to ensure that Covered Persons may report any suspected violations anonymously.

The Company seeks to foster a culture of compliance with applicable laws, rules, and regulations and the highest standards of business conduct. All Covered Persons at the Company are expected to promote this culture of compliance. Suspected violations of this Code or applicable laws, rules, or regulations must be reported, and the Company will take appropriate steps to investigate them internally. Violators will be subject to discipline, as deemed appropriate by the Company in its sole discretion, including immediate termination.

This Code is neither a contract nor a comprehensive manual that covers every situation Covered Persons might encounter. This Code creates no contractual rights. If any Covered Person has a question about any provision of this Code, or about how Covered Persons should conduct themselves in a particular situation, such person should consult his/her supervisor or department head, the Company’s General Counsel, or the Director of Human Resources.

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Standards of Conduct

The success of RTI depends on public confidence in our integrity and professionalism. To reinforce that confidence, RTI expects all directors, officers, and employees to observe the highest standards of professional, responsible, and appropriate conduct in the course and scope of their duties and while engaged in RTI’s business. Director, officer, and employee conduct away from work should not adversely affect the Company, its reputation, its operational success, or its relationship with employees, customers, vendors, investors, lenders, or others doing business with RTI. This Code sets forth the standards of conduct expected of all Covered Persons and prohibits general areas of irresponsible or inappropriate conduct.

Conflicts of Interest and Corporate Opportunities

Covered Persons must ensure that any financial, business, or other activities in which such persons are involved outside the workplace are free of conflicts with responsibilities to RTI. A “conflict of interest” may occur when a Covered Person’s private interest in any way interferes—or even appears to interfere—with the interests of the Company. A conflict situation can arise when a Covered Person has interests that may impair the objective performance of his or her duties to the Company. Conflicts of interest may also arise when a Covered Person (or his or her family member) receives improper personal benefits as a result of his or her position in the Company.

Covered Persons must disclose any matter that they believe might raise doubt regarding their ability to act objectively and in the Company’s best interest. The following is a non-exhaustive list of examples of situations involving potential conflicts of interest that should be disclosed:

•	Ownership by a Covered Person or by a member of his/her immediate family of an interest in any outside enterprise which does or seeks to do business with, or is a competitor of, the Company;
•	Serving as an officer, director, partner, consultant, or in a managerial or technical capacity with an outside enterprise which does or is seeking to do business with, or is a competitor of, the Company;
•	Acting as a broker, finder, go-between, or otherwise for the benefit of a third party in transactions involving, or potentially involving, the Company or its interest;
•	Any other arrangements or circumstances, including family or other personal relationships, which might dissuade the Covered Person from acting in the best interest of the Company;
•	Communicating with shareholders, partners, investors, the media, suppliers, customers, brokers, consultants, or other third parties on confidential matters concerning the Company. All communication must be consistent with established business procedures;

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•	Giving testimony as a compensated or uncompensated expert witness for either party for a dispute in litigation or arbitration, whether or not RTI is involved;
•	Any Company loan to any Covered Person or Company guarantee of any personal obligation;
•	Using Company assets, intellectual property, or other resources for personal gain; and
•	Accepting anything of more than nominal value—such as gifts, discounts, or compensation—from an individual or entity that does or seeks to do business with the Company.

Directors and officers shall disclose any actual or apparent conflict situation to the General Counsel. Employees who are not officers shall disclose all such situations of which they are aware to any designee set forth in the “Reporting and Enforcement” section of this Code.

Company directors must notify the Board of Directors before accepting any position as an officer or director of any outside business concern or entity that has a business relationship with RTI, or that now is or foreseeably is expected to become a competitor of the Company.

Company officers and employees must obtain necessary approvals before accepting (i) any position as an officer or director of an outside business concern, or (ii) any position as an officer or director of a not-for-profit entity if there is or may be a Company business relationship with the entity or an expectation of financial or other support from the Company. Company officers must obtain such approvals from the Board of Directors; other employees must obtain such approvals from the General Counsel or the Director of Human Resources.

Directors, officers, and employees who have obtained such approvals must promptly notify the appropriate persons specified above in the event of any change in the nature of such business concern’s or entity’s relationship with the Company or if such concern or entity later becomes a competitor of the Company.

All Covered Persons owe a duty to the Company to advance its legitimate interests. Thus, Covered Persons may not (i) take for themselves corporate opportunities that are discovered through the use of Company property, information, or position, without first offering such opportunities to the Company; (ii) use corporate property, information, or position for personal gain; or (iii) compete with the Company.

Directors and officers of RTI must adhere to their fundamental duties of good faith, due care, and loyalty owed to all shareholders, and to act at all times with the Company’s and its shareholders’ best interests in mind.

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Confidentiality

The protection of confidential and proprietary business information and trade secrets is vital to the interests and success of RTI. RTI is engaged in the manufacture, sale, and distribution of medical devices. Such medical devices, now existing or to be developed, comprise technology which is expressly proprietary and confidential in nature and protected from infringement by federal and state laws.

RTI prohibits the disclosure or use of RTI’s confidential product data and other proprietary, trade secret, or confidential information. This includes all information or data obtained by Covered Persons during the course of their work. Confidential information is any Company information that is not known generally to the public or the industry and includes, without limitation, all processes and procedures, technical data, marketing strategies, pending projects and proposals, computer records, customer and contract information, personnel files, financial and marketing data, formulas, trade secrets, product specifications, compensation, and financial data, stockholders or other ownership interests, inventory, inventions, formulas, techniques, product development strategies, programs, technological developments, systems, concepts, and any other information used in RTI’s operations or in RTI’s possession and not generally known about RTI’s business.

As a condition of employment, all employees must, upon request, execute and abide by agreements not to disclose RTI’s protectable interests both during and after employment with RTI.

Fair Dealing

All Covered Persons must act fairly, honestly, and in good faith in any dealings on behalf of the Company with any of its customers, suppliers, competitors, employees, and all others. Furthermore, in their role with the Company, Covered Persons may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Protection and Proper Use of Company Assets

Covered Persons should protect and seek to ensure the efficient use of Company assets. In addition, Covered Persons should protect against the improper disclosure, theft, or misuse of the Company’s intellectual and physical property.

Compliance with Laws, Rules, and Regulations

It is the policy of RTI to conduct business in accordance with the applicable laws, rules, and regulations of the United States and all other countries in which RTI operates. Each and every director, officer, and employee must comply with the law. Unethical business practices will subject Covered Persons to appropriate internal disciplinary action and may

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result in prosecution for violating federal, state, or foreign laws. Questions or concerns about compliance issues should be raised by any of the means indicated in the “Reporting and Enforcement” section of this Code.

Full, Fair, Accurate, Timely, and Understandable Disclosure

RTI is committed to ensuring that all business records and financial reports are accurate, complete, understandable, and not misleading. The Company is further committed to complying with applicable laws requiring the fair and timely disclosure of material information and ensuring the accuracy of publicly disseminated information. To that end, RTI maintains internal control over financial reporting and disclosure controls and procedures designed to provide reasonable assurance of the safeguarding and proper management of the Company’s assets; the reliability of its financial reporting in compliance with generally accepted accounting principles; and compliance with applicable laws and regulations. The Company is committed to maintaining disclosure controls and procedures designed to ensure that financial and non-financial information is collected, analyzed, and timely reported in full compliance with applicable law.

If at any time a Covered Person obtains or becomes aware of information causing them to believe that the Company’s books or records are not being maintained properly, or that its financial condition or results of operations are not being disclosed appropriately, the matter should be reported directly by any of the means indicated under “Reporting and Enforcement Mechanisms” below.

Reporting and Enforcement

As a director, officer, or employee of this Company, Covered Persons are obligated to (1) comply with this Code and all applicable laws, rules, and regulations, and (2) report any situation or conduct they believe may constitute a possible violation of the Code or the law. Failure to report or disclose relevant information concerning a violation of the Code or the law may be grounds for disciplinary action.

If any Covered Person learns of a potential or suspected violation of the Code, such Covered Person has an obligation to report the relevant information to one of the persons listed below. Covered Persons may address questions about ethics issues and raise any concerns about a possible violation of the Code or applicable law to:

•	a supervisor or department head;
•	the General Counsel of RTI; and/or
•	the Director of Human Resources.

Frequently, a supervisor or department head will be in the best position to resolve the issue quickly. However, Covered Persons may also raise any question or concern with any of the other persons listed above. Covered Persons may do so orally or in writing and, if preferred, anonymously. All supervisors and department heads who receive such

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reports must forward them promptly to the General Counsel or Director of Human Resources.

If the issue or concern relates to the internal accounting controls of the Company or any auditing matter, Covered Persons may report it anonymously to the Audit Committee, pursuant to procedures established by the Audit Committee.

Penalties for Violations

RTI is committed to taking prompt and consistent action in response to violations of this Code. Any Covered Person who violates the Code is subject to disciplinary action, including immediate termination in the case of employees. The Company will promptly investigate reports of suspected violations. It will evaluate suspected violations on a case-by-case basis and apply an appropriate sanction, including, in its sole discretion, reporting the violation to outside authorities.

Waivers and Amendments

Only the Board of Directors may waive application of or amend any provision of this Code. A request for such a waiver should be submitted in writing to the Board of Directors, or a Committee of the Board of Directors designated for this purpose, for its consideration. The Board of Directors will promptly disclose to investors, by means of a filing with the SEC, all amendments to the Code as well as all waivers of the Code granted to directors or officers, including the reasons for such waivers.

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